March 20, 2020

VIA EDGAR (Filed as Correspondence)

Division of Corporation Finance

Attn.: Staff Counsel Ronald Alper, Esq. and Brigette Lippman, Esq.

Office of Beverages, Apparel and Mining

U.S. Securities and Exchange Commission

Washington, D. C. 20549

Re: Verax Research Services, Inc.

Correspondence to Amendment No. 3 to Its

Offering Statement on Form 1-A

Originally Filed June 28, 2019

File No. 024-11029

KW
3/20/20

VERAX RESEARCH AND TESTING CENTER @ HOPKINS
JOHNS HOPKINS UNIVERSITY; MCC-ACADEMIC AND RESEARCH BUILDING 9601
MEDICAL CENTER DRIVE, ROCKVILLE, MARYLAND 20850
Office: (888) 214-2584 www.veraxresearch.com Fax: (240) 465-0519

Dear Office of Beverages, Apparel and Mining:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, **Verax Research Services, Inc.** (the "Issuer") hereby requests acceleration of the effective date of its Offering Statement on Form 1-A (File No. 024-11029), as amended by Amendments No. 1, 2 and 3 (cumulatively the "Offering Statement"), so that it may become effective at 11:00AM Eastern Daylight Time on Friday, May 1, 2020, or as soon as practicable thereafter. (As relayed separately to the Staff and noting that CDC currently believes Covid-19 hospitalizations will start to decline in approximately 45 days, we are moving back Verax's commencement of its public offering in respect of the existing coronavirus pandemic.) As previously relayed, Dalmore Group LLC (the Selling Agent for the Verax IPO) has filed with FINRA in such capacity a review of the associated brokerage compensation with FINRA. Such compensation arrangements (1% of the aggregate Selling Price of all Shares sold) were "cleared" last week by FINRA shortly after the associated Amendment No. 3 was filed on EDGAR. Accordingly, Dalmore joins Issuer in this request for acceleration.

The Issuer hereby authorizes our SEC attorney contact John Dolkart, Jr., Esq. to orally modify or withdraw this Request for Acceleration as may be needed.

The Issuer hereby acknowledges that:

(i) should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the Offering Statement qualified, it does not foreclose the Commission from taking any action with respect to the Offering Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Offering Statement qualified, does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the Offering Statement; and

3/20/2020

(iii) the Issuer may not assert comments of the Commission or the staff and the declaration of qualification/effectiveness of the Offering Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Mr. Dolkart at (702) 275-2181. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Offering Statement qualification be sent to Mr. Dolkart, via facsimile, at (619) 566-4028.

Best Regards,

VERAX RESEARCH SERVICES, INC.

Ph.D,

/s/ Garrett Lindemann 3/20/2020

Chief Executive Officer

cc: John Dolkart, Jr., Esq.

J. Randall Hoggle, Chairman

Vlad Uchenik, Etan Butler

VERAX RESEARCH AND TESTING CENTER @ HOPKINS
JOHNS HOPKINS UNIVERSITY; MCC-ACADEMIC AND RESEARCH BUILDING 9601
MEDICAL CENTER DRIVE, ROCKVILLE, MARYLAND 20850
Office: (888) 214-2584 www.veraxresearch.com Fax: (240) 465-0519